82-5769

03 OCT 28 AM 7:21

UFJ Holdings, Inc



03032884

SUPPL

Address:	UFJ Holdings, Inc. 1-1, Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114, JAPAN
Facsimile:	81-3-3212-5867
Telephone:	81-3-3212-5458

FACSIMILE TRANSMISSION COVER MEMORANDUM

DATE:	October 28, 2003
TO:	Office of International Corporate Finance Division of Corporate Finance Securities and Exchange Commission Attn.: Mr. Paul Dudek, Mail Stop 3-9
FACSIMILE NUMBER:	010-1-202-942-9624
FROM:	Emi Matsumoto, Group Planning Department
NUMBER OF PAGES:	4 (including this page)
RE:	Information Furnished Pursuant to 12g-3-2(b)

PROCESSED
NOV 06 2003
THOMSON
FINANCIAL

dw 10/29

* If you do not receive all pages please contact us immediately.



UFJ

UFJ Holdings, Inc.
1-1 Otemachi 1-chome, Chiyoda-ku, Tokyo 100-8114 Japan

October 28, 2003

Office of International Corporate Finance
Securities and Exchange Commission
Judiciay Plaza,
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Attn.: Mr. Paul Dudeck, Mail Stop 3-9
Facsimile Number:001-1-202-942-9525

UFJ Holdings, Inc
File Number 82-5169
Information Furnished Pursuant to
12g-3-2(b) Under the Securities Exchange Act of 1934

Ladies and Gentlemen:

The enclosed document is submitted pursuant to Rule 12g3-2(b) of Securities Exchange Act of 1934, as amended(the "Act").

The document is furnished with the understanding that such document will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act, and that the furnishing of the document shall not constitute an admission for any purpose that the Company is subject to the Act.

If you have any questions or comments regarding the foregoing, please contact me at 81-3-3212-5458.

Sincerely,

Chie Arai
Manager
Group Planning Department
UFJ Holdings, Inc.

BY FACSIMILE AND MAIL
Enclosure

October 28, 2003
UFJ Holdings, Inc.

Earnings Forecasts for the Six Months Ended Sept. 30, 2003

UFJ Holdings, Inc. (the "Company") hereby gives notice of an amendment in the earnings forecasts on a consolidated basis for the six months ended Sept. 30, 2003 announced on May 26, 2003.

Consolidated and non-consolidated earnings forecasts for the fiscal year ending Mar. 31, 2004 will be announced at the same time of the announcement of the financial results for the six months ended Sept. 30, 2003.

Consolidated Earnings Forecasts for the Six Months Ended Sept. 30, 2003

(Billions of Yen)

	Total Income	Ordinary Profit	Net Income
Previous announcement: (May 2003)	1,100.0	95.0	60.0
Today's announcement: ***Change from the previous announcement:***	1,225.0 *125.0*	130.0 *35.0*	180.0 *120.0*
Change	11.4%	36.8%	200.0%

The earnings forecasts have been amended mainly due to the following reasons:

- Ordinary profit will be higher than the previous forecasts due to the increase of Business profit mainly because of the increase of gains on sales of bonds.
- Net income will be higher than the previous forecasts because of the extraordinary gains from refund of the Tokyo Metropolitan Government's tax and gains on establishment of retirement benefit trusts.

There is no change in non-consolidated earnings forecasts for the six months ended Sept. 30, 2003.

Consolidated Earnings Forecasts of UFJ Holdings for the Six Months Ended Sept. 30, 2003

(Billions of Yen)

	Non-consolidated			
	UFJ Bank, & Two Subsidiaries*		UFJ Trust Bank	Total
		UFJ Bank		
Business Profit**	395.0	390.0	40.0	435.0
Gains and Losses on Stocks	0.5	(4.0)	1.0	1.5
Revaluation Losses	*(8.0)*	*(8.0)*	*(2.0)*	*(10.0)*
Ordinary Profit	84.0	130.0	19.0	103.0
Net Income	135.0	175.0	28.0	163.0
Credit Costs***	(233.0)	(205.0)	(12.0)	(245.0)
Net Income of UFJ Holdings and Banks' Consolidated Subsidiaries****				17.0
Consolidated Net Income of UFJ Holdings				180.0
Problem Loans under Financial Reconstruction Law	3,250.0	3,010.0	450.0	3,700.0
Capital Ratios (consolidated)*****		Approx. 11%	Middle of 10%	11.0 -11.5%

(*): The two subsidiaries are UFJ Strategic Partner Co., Ltd.(UFJSP) and UFJ Equity Investments Co., Ltd.(UFJEI), which were established in the fiscal year ended March 31, 2003.
(**):Business profit prior to net transfer to general reserve for possible loan losses
(***):Includes general reserve for possible loan losses and collection of written-off claims (the figures of UFJ Trust are aggregate of banking and trust account)
(****):Consolidated subsidiaries excluding UFJ Bank, UFJSP, UFJEI and UFJ Trust.
(*****):The ratio of UFJ Bank are calculated based on BIS standard and that of UFJ Trust based on domestic standard. Total represents the consolidated figures of the Company calculated based on BIS standard.

- Business Profit for subsidiary banks (UFJ Bank, UFJSP, UFJEI and UFJ Trust Bank) is expected to be Yen 435 billion, which is larger than the previous forecast, due to an increase of gains on sales of bond and gains from investment banking businesses.
- Due to the shrink of revaluation losses on securities because of an increase of market value, gains on stocks of the subsidiary banks are expected to be Yen 1.5 billion.
- Ordinary Profit of subsidiary banks is expected to be Yen 103 billion. Net Income of subsidiary banks is expected to be Yen 163 billion, which includes extraordinary gains such as refund of the Tokyo Metropolitan Government's tax and gains on establishment of retirement benefit trusts.
- Credit Costs of subsidiary banks are expected to be approximately Yen 245 billion, which are the same level of the previous forecasts.
- Net Income of the Company and the banks' consolidated subsidiaries excluding UFJSP and UFJEI is expected to be Yen 17 billion because of the steady results of consolidated subsidiaries.
- As a result, consolidated Net Income of the Company is expected to be Yen 180 billion.
- Problem loans under Financial Reconstruction Law of subsidiary banks are expected to be Yen 3,700 billion, a decrease by Yen 450 billion from Mar. 31, 2003.
- Estimated BIS Capital Ratio of the Company (consolidated), UFJ Bank (consolidated) and UFJ Trust Bank (consolidated) are between 11.0% and 11.5%, approximately 11% and middle of 10% (between 11.0% and 11.5% based on BIS standard) respectively.